Exhibit 20

LETTER AGREEMENT

THIS LETTER AGREEMENT (this “Letter Agreement”) is executed as of June 25, 2021 by and among AG Energy Funding, LLC (“AG”), on the one hand, and Crestview III USWS, L.P. and Crestview III USWS TE, LLC, on the other hand (together, “Crestview” and collectively with AG, the “Series A Preferred Stockholders”), who are each stockholders of U.S. Well Services, Inc., a Delaware corporation (the “Company”). This Letter Agreement shall become effective concurrently with the effectiveness of the Permitted Exchange (as defined below). Capitalized terms used in this Agreement but not defined shall have the meaning given to such terms in the Certificate of Designations of the Series A Preferred Stock dated May 24, 2019 (the “Series A Certificate of Designations”).

WHEREAS, concurrently with the entry into this Letter Agreement, AG is entering into a notes purchase agreement pursuant to which is shall exchange $19,000,000 Liquidation Preference of Series A Preferred Stock pursuant to a notes purchase agreement between the Company and AG (“Permitted Exchange”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agree as follows:

1.	ROFR.

(a)       If (i) AG receives a bona fide written offer for the purchase of all or a part of such holder’s Series A Preferred Stock and is otherwise permitted to consummate such Transfer (a proposed Transfer pursuant to this clause (i), a “Proposed Transfer”), and (ii) AG desires to effect such Proposed Transfer, AG shall deliver written notice (the “ROFR Notice”) to Crestview no less than 30 days prior to the date of the Proposed Transfer. The date that the ROFR Notice is received by Crestview shall constitute the “ROFR Notice Date.” The ROFR Notice shall set forth the name of the proposed purchaser (including, if such information is not publicly available, information about the identity of the proposed purchaser), the number of shares of Series A Preferred Stock to be offered (the “Offered Shares”), the proposed price per share for the Offered Shares (the “ROFR Offer Price”), all details of the payment terms and all other material terms and conditions of the Proposed Transfer. A Proposed Transfer may not contain provisions related to any property of AG other than shares of Series A Preferred Stock held by AG. If a Proposed Transfer contemplates any consideration other than cash (in U.S. dollars), then Crestview shall be entitled to pay in cash the fair market value of such non-cash consideration, which except for the case of publicly traded marketable securities listed on a national securities exchange (which shall be valued as of the average twenty day closing price on the twenty trading days immediately prior to the date of the ROFR Notice) shall be valued by a mutually agreeable independent third party appraiser at the sole cost and expense of AG. AG may not accept an offer that contains provisions inconsistent with the foregoing or if it is not in writing.

(b)       Crestview shall have the exclusive right to purchase all, but not less than all, of the Offered Shares. Within 15 days after the ROFR Notice Date (the “ROFR Expiration Date”), Crestview may deliver a written notice to AG and the Company of its election to purchase such Offered Shares. The delivery of a notice of election under this clause (b) shall constitute an irrevocable commitment to purchase such Offered Shares. Notwithstanding the foregoing, Crestview may allocate among its affiliates the right to acquire Offered Shares pursuant to this clause (b).

(c)       If, after compliance with the foregoing provisions of this Section 1, Crestview has elected to purchase all, but not less than all, of the Offered Shares, the closing of the purchase and sale of the Offered Shares shall occur not less than 15 days nor more than 60 days after the ROFR Notice Date

(subject to extension to the extent necessary to pursue any required regulatory approvals), unless otherwise agreed by all of the parties to such transaction (such period, the “ROFR Closing Period”).

(d)       The purchase price and the other terms and conditions for the purchase of the Offered Shares pursuant to this Section 1 shall be as set forth in the applicable ROFR Notice; provided that AG shall make customary representations and warranties concerning (i) AG’s valid title to and ownership of the Offered Shares, free and clear of all liens, claims and encumbrances (excluding those arising under applicable securities laws), (ii) AG’s authority, power and right to enter into and consummate the sale of the Offered Shares, (iii) the absence of any violation, default or acceleration of any agreement to which AG is subject or by which its assets are bound as a result of the agreement to sell and the sale of the Offered Shares and (iv) the absence of, or compliance with, any governmental or third party consents, approvals, filings or notifications required to be obtained or made by AG in connection with the sale of the Offered Shares. AG also agrees to execute and deliver such customary instruments and documents and take such actions, including obtaining all applicable approvals and consents and making all applicable notifications and filings, as the Crestview may reasonably request in order to effectively implement the purchase and sale of the Offered Shares hereunder.

(e)       Notwithstanding the foregoing, (i) if Crestview has not elected to purchase all of the Offered Shares on or prior to the ROFR Expiration Date, then AG may sell all, but not less than all, of the Offered Shares within 120 days after the ROFR Expiration Date, or (ii) if Crestview fails to consummate the closing of the purchase and sale of the Offered Shares within the ROFR Closing Period (and AG has fully complied with the provisions of this Section 1), then Crestview shall not have the right to purchase any of the Offered Shares and AG may sell all, but not less than all, of the Offered Shares within 90 days after the expiration of the ROFR Closing Period. Any such sale shall not be at less than the price or upon other terms and conditions more favorable, individually or in the aggregate, than those specified in the ROFR Notice. If the Offered Shares are not so Transferred within such 120-day period, AG may not sell any of the Offered Shares without again complying in full with the provisions of this Section 7.1.

(f)       AG shall not be permitted to Transfer its Series A Preferred Stock unless it has sent Crestview a ROFR Notice and complied with this Section 1. For purposes of this Section 1, “Transfer” means, directly or indirectly, to sell, transfer, assign or otherwise dispose of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, conversion, assignment or other disposition of (whether by merger or consolidation) including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

(g)       Notwithstanding anything to the contrary in this Letter Agreement, nothing in this Section 1 shall prohibit (i) the conversion or redemption of AG’s shares of Series A Preferred Stock pursuant to the terms of the Certificate of Designations, (ii) the Permitted Exchange or (iii) Transfers to an affiliate of AG; provided that such affiliate executes a joinder to this Letter Agreement agreeing to be bound to this Letter Agreement to the same extent as AG.

2.       Specific Performance. The parties hereto agree that money damages would not be a sufficient remedy for any breach of this Letter Agreement and that irreparable damage would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached. It is hereby agreed that the parties hereto shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, to prevent breaches of this Letter Agreement, and to specifically enforce compliance with this Letter Agreement. In connection with any request for specific performance or equitable relief, each of the parties hereto hereby waives any requirement for the security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Letter Agreement but shall be in addition to all other remedies available at law or equity to such party.

3.       Assignability. This Letter Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. No party may assign this Letter Agreement or any rights or obligations hereunder without the prior written consent of the other parties.

4.       Severability.  If any provision of this Letter Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby or thereby, as the case may be, is not affected in any manner adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the parties. In the event the parties are not able to agree, such provision shall be construed by limiting and reducing it so that such provision is valid, legal, and fully enforceable while preserving to the greatest extent permissible the original intent of the parties; the remaining terms and conditions of this Letter Agreement shall not be affected by such alteration.

5.       Entire Agreement. This Letter Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

6.       No Partnership, Agency or Joint Venture. This Letter Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Letter Agreement.

7.       Counterparts. This Letter Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Letter Agreement. A signed copy of this Letter Agreement delivered by portable document format (PDF) or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Letter Agreement; provided, however, that each party hereto shall deliver an original signed copy of this Letter Agreement executed by such party to any other party hereto promptly upon the request of any such other party.

8.       Governing Law. This Letter Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Letter Agreement or the negotiation, execution or performance of this Letter Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Letter Agreement), will be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of laws. Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of Delaware, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of Delaware over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

[Signature Page Follows]

In Witness Whereof, the undersigned executes this Letter Agreement as of the date first written above.

SERIES A PREFERRED STOCKHOLDERS:

CRESTVIEW III USWS, L.P.

By:	Crestview III USWS GenPar, LLC,
its general partner

By	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW III USWS TE, LLC

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

AG ENERGY FUNDING, LLC

By:	Angelo Gordon & Co., L.P., as its Manager

By	/s/ Todd Dittman
Name:	Todd Dittman
Title:	Authorized Person

Signature Page to Letter Agreement